UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 Amendment No. 2

                                FoneFriend, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   34460E 10 1
                 ----------------------------------------------
                                 (CUSIP Number)


                                Gary A. Rasmussen
                          14545 Friar Street, Suite 103
                               Van Nuys, CA 91411
                                 (818) 376-1616
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 10, 2004
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP NO.:  34460E 10 1               13D                      Page 1 of 5 Pages

--------- ----------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Gary A. Rasmussen
--------- ----------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See  Instructions)
          (a) [   ]
          (b) [   ]
--------- ----------------------------------------------------------------------
(3)       SEC USE ONLY


--------- ----------------------------------------------------------------------
(4)       SOURCE OF FUNDS (See Instructions)

          OO
--------- ----------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
          [    ]
--------- ----------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ----------------------------------------------------------------------
                        --------- ----------------------------------------------
                        (7)       SOLE VOTING POWER

                                  5,641,125
 NUMBER OF              --------- ----------------------------------------------
  SHARES                (8)       SHARED VOTING POWER
BENEFICIALLY
  OWNED                           -0-
 BY  EACH               --------- ----------------------------------------------
 REPORTING              (9)       SOLE DISPOSITIVE POWER
PERSON WITH
                                  5,641,125

                        --------- ----------------------------------------------
                        (10)      SHARED DISPOSITIVE POWER

                                  -0-
                        --------- ----------------------------------------------
--------- ----------------------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,641,125
--------- ----------------------------------------------------------------------
(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
          [  ]
--------- ----------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24%
--------- ----------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer

     This Amendment No. 2 to Schedule 13D (this "Statement") amends that certain
Schedule 13D, dated January 17, 2003, of Gary A. Rasmussen. It relates to the common stock, $0.001 par value per share, of FoneFriend Inc., a Delaware corporation ("FoneFriend" or "FoneFriend, Inc."). The principal executive offices of FoneFriend are located at 14545 Friar Street, Suite 103, Van Nuys, CA 91411.

Item 2.  Identity and Background.

     (a) This Statement is being filed by Gary A. Rasmussen.

     (b) The business address of Mr. Rasmussen is 14545 Friar Street, Suite 103, Van Nuys, CA 91411.

     (c) Mr. Rasmussen is presently a consultant to FoneFriend, a provider of Voice over IP communications services and products. Its address is 14545 Friar Street, Suite 103, Van Nuys, CA 91411.

     (d)-(e) During the last five years, Mr. Rasmussen was convicted in a criminal proceeding for violation of Environmental Protection Laws regarding the transportation of hazardous waste without a permit. Mr. Rasmussen vehemently denies any culpability in the matter and believes he was wrongfully convicted. In the opinion of his legal counsel and management of the company, this conviction has no bearing on Mr. Rasmussen's honesty, veracity or his engagement with FoneFriend and does not reflect upon his ability to diligently perform his duties. Except for that conviction, Mr. Rasmussen has not been convicted in any other criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Rasmussen is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Rasmussen acquired an additional 415,000 shares of common stock of FoneFriend, Inc. on June 10, 2004. Mr. Rasmussen accrued the shares pursuant to the anti-dilution provisions in his Consulting Agreement with the company. Mr. Rasmussen's accrued and unpaid compensation with FoneFriend was debited by this amount in payment for the shares.

     Mr. Rasmussen and FoneFriend, Inc. are parties to a Consulting Services Agreement, dated November 20, 2002 (the "Consulting Agreement"), pursuant to which Mr. Rasmussen provides certain consulting services to FoneFriend, Inc. in accordance with the terms and conditions contained in the Consulting Agreement.

In particular, he renders advice to the executive management of FoneFriend, Inc. with respect to, among other things, operational planning, financial planning and strategic transactions. Under the Consulting Agreement, Mr. Rasmussen is entitled to a base fee, an incentive fee and stock options, as well as other compensation benefits. The Consulting Agreement was amended pursuant to a First Amendment To The Consulting Agreement, dated November 22, 2003 (the "Amendment To Consulting Agreement"), in order to provide additional compensation to Mr. Rasmussen inasmuch as FoneFriend, Inc. was in breach of the compensation provisions of the Consulting Agreement.

     Mr. Rasmussen, through a revocable living trust, is the General Partner of a Family Limited Partnership, Rochester Capital Partners, L.P. (hereinafter "RCP"), which holds 428,625 shares of FoneFriend, Inc. As General Partner of RCP, Mr. Rasmussen has sole voting power and sole dispositive power over these shares. However, Mr. Rasmussen expressly disclaims beneficial ownership of 342,900 of said shares (80% of the RCP shares). These shares are held by RCP for the benefit of Mr. Rasmussen's former wife and their three minor children. Mr. Rasmussen declares that he is the beneficial owner of 85,725 shares held in the name of RCP (20% of the RCP shares). However, due to his sole dispositive power and the immediate family relationship, Mr. Rasmussen has reported on this Amendment No. 2 to Schedule 13D that he has beneficial ownership of 5,641,125 shares of common stock of FoneFriend, Inc., even though he disclaims beneficial ownership of 342,900 shares of common stock which are held by RCP.

Item 4.  Purpose of the Transaction.

     (a)-(j). The purpose of the transaction that is the subject of this Amendment No.2 to Schedule 13D was to allow Mr. Rasmussen to acquire additional shares of common stock pursuant to the anti-dilution provisions in the Employment Agreement with FoneFriend, Inc.

     Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), Mr. Rasmussen does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) Mr. Rasmussen has sole voting and dispositive power with respect to 5,641,125 shares of FoneFriend, Inc. common stock, although he expressly disclaims beneficial ownership of 342,900 shares of FoneFriend, Inc. common stock that are owned by RCP, a family limited partnership. Therefore under
Section 13d Mr. Rasmussen is deemed the beneficial owner of 5,641,125 shares of FoneFriend, Inc. common stock, representing approximately 24% of the 23,514,603 outstanding shares of FoneFriend, Inc. common stock as of June 18, 2004.

     (b) See (a) above.

     (c) Mr. Rasmussen has not effected any transaction in FoneFriend, Inc. common stock during the past 60 days, except for his acquisition of 415,000 shares of FoneFriend, Inc. common stock pursuant to the Amendment To Consulting Agreement, which transaction is described above in Item 3.

     (d) Mr. Rasmussen has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,641,125 shares of FoneFriend, Inc. common stock beneficially owned by him. Mr. Rasmussen has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 342,900 shares of FoneFriend, Inc. common stock held in the name of Rochester Capital Partners, LP, a family limited partnership, and beneficially owned by his former wife and their three minor children. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Rasmussen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FoneFriend, Inc., including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

     Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                              /s/Gary A. Rasmussen
                                              ----------------------------
                                              Name:  Gary A. Rasmussen
                                              Title:    Consultant

Dated:  June 29, 2004


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